September 28, 2010

Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:                             MXenergy Holdings Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed October 13, 2009

File No. 333-138425

Dear Ms. Thompson:

In reference to our call with you and other members of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 23, 2010, we appreciated the opportunity to discuss the proper classification of customer acquisition costs resulting from success-based and hourly paid direct-response marketing activities on the statement of cash flows.  We acknowledge the Commission’s view that such costs should be classified as operating activities for the purpose of cash flow reporting.  We advise the Staff that we will take the following actions on a prospective basis, beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2010:

•                  Capitalized customer acquisition costs resulting from success-based and hourly paid direct-response marketing activities for the fiscal year ended June 30, 2010 will be reported as operating activities on the statement of cash flows;

•                  Such costs for the fiscal years ended June 30, 2009 and 2008 will be reclassified from investing activities to operating activities on the statement of cash flows; and

•                  The reclassification of amounts from investing activities to operating activities will be described in the “basis of presentation” disclosures in the notes to the consolidated financial statements.

Should you have any questions or wish to discuss the foregoing response, please do not hesitate to contact me at (713) 357-2951.

Sincerely,

/s/ Chaitu Parikh
Chaitu Parikh
Executive Vice President and
Chief Financial Officer

cc:           Andrew Blume, Staff Accountant, Securities and Exchange Commission